

Mail Stop 7010

May 13, 2008

via U.S. mail and facsimile

Richard K. Crump, Chief Executive Officer
Sterling Chemicals, Inc.
333 Clay Street, Suite 3600
Houston, Texas 77002-4109

> **RE: Sterling Chemicals, Inc.**
> **Registration Statement on Form S-4/ A3**
> **Filed Date May 8, 2008**
> **File Number 333-145803**

Dear Mr. Crump:

   We have reviewed the above referenced filing and have the following comment.

Form S-4/A3

Unaudited Pro Forma Condensed Statements of Operations for the years ended December
31, 2007, 2006 and 2005, pages 36-38

1. We refer you to your pro forma adjustments related to the benefit for income
    taxes. You state in footnote (3) that "Income tax expense for 2005 is calculated
    based on the statutory rate. No income tax benefit is allocated to the styrene
    discontinued operations in 2007 and 2006 based on the intraperiod tax allocation
    rules under SFAS 109." Please provide us a comprehensive analysis that supports
    your pro forma adjustments. This analysis should include detailed computational
    information with specific references to the guidance in SFAS 109 to support such
    computations.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy at (202) 551-3772 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 555-3711 with any other questions.

Sincerely,

Pamela Long
Assistant Director